ChromaDex Corporation
10900 Wilshire Blvd., Suite 600
Los Angeles, California 90024
(310) 388-6706

April 21, 2021

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Margaret Schwartz

Re:
ChromaDex Corporation
   Registration Statement on Form S-3
   Filed: March 23, 2021
   File No. 333-254624

Acceleration Request

  Requested Date: April 22, 2021
  Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ChromaDex Corporation hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Thursday, April 22, 2021, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Matt Robbins of Cooley LLP at (858) 550-6137.

Sincerely,

ChromaDex Corporation

By: /s/ Kevin M. Farr
Kevin M. Farr, Chief Financial Officer